82-34631

JCDecaux

04030726

JUN 16 2004 PROCESSING SECTION

SUPPL

~~12G32BR~~

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 14th June 2004

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File 82-~~5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Ladies and Gentlemen,

Please find attached,

- The 2003 Annual Report ("Document de Référence" as approved by the French "Autorités des Marchés Financiers") and 2003 Activity Report of JCDecaux SA;

- The notice inserted in the French "Bulletin des Annonces Légales Obligatoires" of 24th May 2004 confirming the number of voting rights in existence during the course of the shareholders' meeting of 12th May 2004;

- The notice inserted in the French "Bulletin des Annonces Légales Obligatoires" of 28th May 2004 indicating that the shareholders' meeting of 12th May 2004 approved the 2003 financial statements of JCDecaux SA.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dw 6/17

Enc.

FILE 82-5247

<u>Notice in the French "Bulletin des Annonces Légales Obligatoires" in relation to the voting rights in existence during the course of the shareholders' meeting of 12th May 2004</u>

The notice indicates that the total number of voting rights during the course of this meeting amounted to 221 400 760.

FILE 82-5247

AVIS DIVERS

BACOU-DALLOZ

Société anonyme au capital de 15 237 614 €.
Siège social : Paris Nord II, 33, rue des Vanesses, 93420 Villepinte.
327 359 345 R.C.S. Bobigny.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société réunie le 18 mai 2004, le nombre total des droits de vote existants était de 9 372 444.

66316

CHRISTIAN DIOR

Société anonyme au capital de 363 454 096 €.
Siège social : 30, avenue Montaigne, 75008 Paris.
582 110 987 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'au 13 mai 2004, date à laquelle s'est tenue l'assemblée générale, le nombre total de droits de vote s'élevait à 190 671 859.

66493

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée, réunie le 12 mai 2004, le nombre total de droits de vote existant était de 221 400 760.

66487

LISI

Société anonyme au capital de 19 733 676 €.
Siège social : Tour Gamma « A », 193, rue de Bercy, 75012 Paris.
536 820 269 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée, réunie le 11 mai 2004, le nombre total de droits de vote existant était de 15 955 783.

66479

SEB S.A.

Société anonyme au capital de 50 981 826 €.
Siège social : Chemin du Petit Bois, BP 172, 69134 Ecully Cedex.
300 349 636 R.C.S. Lyon.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant le jour de l'assemblée générale mixte du 6 mai 2004 était de 24 030 456.

66494

UNIBAIL HOLDING « UNIBAIL »

Société anonyme au capital de 225 142 585 €.
Siège social : 5, boulevard Malesherbes, 75008 Paris.
682 024 096 R.C.S. Paris.

Entre le 27 janvier 2004 et le 5 mai 2004, les levées d'options ont donné lieu à création de 289 645 actions. De ce fait, le conseil d'administration du 12 mai 2004 constate que le capital est porté de 225 142 585 € à 226 590 810 €, composé de 45 318 162 actions.

Suivant déclaration de M. Léon Bressler, président directeur général en date du 13 mai 2004, agissant sur délégation du conseil d'administration du 12 mai 2004, constatant que la société détient 801 623 en auto-détention, décide de procéder à l'annulation de 570 000 actions. En conséquence, le capital social est réduit de 2 850 000 € et est ramené à la somme de 223 740 810 €, divisé en 44 748 162 actions.

Le président.

66371

Notice in the French “Bulletin des Annonces Légales Obligatoires”
in relation to the approval of the 2003 financial statements of JCDecaux SA
by the shareholders’ meeting of 12th May 2004

de commerce relatives à la justification de nos appréciations, introduites par la loi de Sécurité financière du 1er août 2003 et applicables pour la première fois à cet exercice, nous portons à votre connaissance les éléments suivants.

Nous avons procédé à l'appréciation des approches retenues par la société pour l'évaluation des provisions pour dépréciation des actifs incorporels, des stocks, des créances clients et des provisions pour risques et charges ainsi que des durées d'étalement des charges à répartir sur plusieurs exercices telles que respectivement décrites dans les notes 1.4, 1.6, 1.7, 1.10 et 1.9 de l'annexe. Nos travaux relatifs aux estimations significatives retenues par la direction, ont consisté à apprécier le caractère raisonnable des données et hypothèses sur lesquelles se fondent ces estimations, et à revoir les calculs effectués par la société.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de l'opinion sans réserve exprimée dans la première partie de ce rapport. »

Paris - La Défense et Paris, le 2 avril 2004.
Les commissaires aux comptes :

KPMG Audit :
Département de KPMG S.A.
ALAIN BOUCHET ;

SEFCO et Fiducia Audit :
ROGER BERDUGO.

66860

JACQUET INDUSTRIES

Société anonyme au capital de 7 500 000 €.
Siège social : Rue du Bordelais, F-69800 Saint-Priest.
394 672 166 R.C.S. Lyon.

Chiffres d'affaires comparés (hors taxes).
(En milliers d'euros.)

	2004	2003	Variation
Premier trimestre :			
Société-mère	676	722	– 6,4 %
Groupe consolidé	31 342	25 171	24,5 %

66922

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.
Exercice social : du 1er janvier au 31 décembre.

I. — Approbation des comptes annuels.

Les comptes sociaux de l'exercice clos le 31 décembre 2003, le projet d'affectation du résultat et les comptes consolidés au 31 décembre 2003 publiés au *Bulletin des Annonces légales obligatoires* du 26 mars 2004, pages 3968 à 3990, ont été approuvés sans modification par l'assemblée générale mixte du 12 mai 2004.

II. — Attestations des commissaires aux comptes.

1.Extrait du rapport général sur les comptes annuels. — Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

2.Extrait du rapport sur les comptes consolidés. — Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Fait à Paris et à Neuilly, le 16 mars 2004.
Les commissaires aux comptes :

Barbier, Frinault & Autres :
GILLES GALIPPE ;

Fiduciaire Revisunion :
CLAUDE CHEZAUD.

67020

KEPLER EQUITIES

Société anonyme à directoire et conseil de surveillance au capital de 73 017 000 €.
Siège social : 112, avenue Kléber, 75116 Paris.
413 064 841 R.C.S. Paris.

Les comptes annuels clos au 31 décembre 2003 approuvés par l'assemblée générale ordinaire du 2 avril 2004 ont été publiés dans « Le Publicateur Légal » du 21 mai 2004.

66791

LANDWIRTSCHAFTLICHE RENTENBANK

Siège social : Hochstrasse, 2, D-60313 Frankfurt am Main.

Nouvelles affaires à moyen et long terme.
(En milliards d'euros.)

	2003	2002
Consentements aux crédits y compris	6,0	5,4
Crédits généraux de promotion de l'agriculture et des régions rurales	4,1	3,9
Crédits spéciaux pour mesures particulières de promotion ou de soutien	1,9	1,5
Prolongations	2,8	2,6
Volume d'émissions à moyen et long terme	9,8	10,5

Sélection d'une partie du bilan.
(En milliards d'euros.)

	31/12/03	31/12/02
Total actif	66,8	64,3
Créances auprès de banques	47,8	46,6
Portefeuille de titres	16,4	15,6
Dettes auprès de banques	15,8	17,9
Dettes représentées par des titres	43,5	39,2
Capital propre	2,3	2,1

Compte de résultat.
(En millions d'euros.)

	2003	2002
Bénéfice sur intérêts	195,3	177,4
Charges administratives	32,5	31,7
Résultat d'exploitation (avant provisions pour risques et ajustement des valeurs)	161,7	143,1
Bénéfice de l'année	36,0	35,0

Landwirtschaftliche Rentenbank, constituée en 1949, siège à Francfort-sur-le-Main. Rentenbank est une banque centrale de refinancement pour les crédits à moyen et long terme. Rentenbank est une personne morale de droit public allemand sans but lucratif, ayant pour mission de promouvoir l'agriculture. Les banques sont ses principaux clients. Rentenbank est une institution fédérale et un Emetteur sur le marché financier international.

Pour obtenir le rapport annuel complet, vous pouvez vous adresser à : BNP Paribas, Banque de financement et d'investissement, service juridique des marchés de capitaux, 20, boulevard des Italiens, 75009 Paris